Royal Wessanen nv

Corporate Communications

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t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

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From Corporate Communications

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Number of pages 20

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date August 31, 2004 Reference

Subject Wessanen finalizes 2003 accounts and reconfirms 2004 outlook

ID # 82-1306

dlw 9/1

ID# 82-1306

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, August 31, 2004

Wessanen reports solid increase in EBITAE and net result

Second quarter 2004 highlights

- EBITAE increased to EUR 20.3 million in Q2 2004 from EUR 0.7 million in Q2 2003.
- Net result[1]) increased to EUR 13.1 million from EUR 0.2 million.
- Sales were down from EUR 595.5 million to EUR 542.5 million due to deliberately terminated turnover and USD exchange rate effect.
- Working capital improved by EUR 22.2 million.
- Positive cash flow from operating activities of EUR 31.1 million, following the EUR 48.7 million realized in Q1.

Outlook for 2004

- EBITAE of at least EUR 70 million reconfirmed.
- Net result before goodwill amortization and exceptional items expected to be around EUR 40 million.

Interim dividend

- Interim dividend of EUR 0.15.

Financial results

Q2 2004	Q2 2003	*in millions euro, unless stated otherwise*	HY 2004	HY 2003
542.5	595.5	Net sales	**1,118.4**	1,210.3
557.7	595.5	Net sales at constant exchange rates	**1,184.7**	1,210.3
20.3	0.7	EBITAE (operating result before goodwill amortization and exceptional items)	**34.0**	1.4
(8.4)	(30.6)	Exceptional items	**(28.3)**	(30.6)
8.8	(32.5)	EBIT (operating result)	**(0.0)**	(34.4)
13.1	0.2	Net result before goodwill amortization and exceptional items	**19.8**	1.2
11.8	(22.6)	Net result	**2.1**	(24.0)
0.20	0.01	Earnings per share *(in euro)* before goodwill amortization and exceptional items	**0.30**	0.02

[1] Before goodwill amortization and exceptional items

ID# 82-1306

Ad Veenhof, CEO: "We are now entering the next phase in the transition of Wessanen"

"The results for the first half year of 2004 are in line with our expectations and again demonstrate that our consistent approach to renewing Wessanen is steadily translating into tangible results. As a result of our focus on cost control EBITAE levels are improving throughout the company. Our net debt decreased by EUR 1.3 million during the second quarter, even after paying out EUR 30 million in dividends. Also, our working capital was further reduced. Being a company in transition, there are issues we will have to address further in our businesses, but our results show that our management is on the right track with the execution of the planned improvements.

The main message is that we are now about to enter the next phase in the transition of Wessanen: creating the platform for future growth by focusing on our core brands and markets. Operation Phoenix is creating the funds to invest in marketing and branding. We are now fully engaged with developing marketing strategies that make us smarter, more visible and highly effective. Our focus for the second half of the year will be to implement new branding and marketing initiatives as well as continuing the cost savings as planned. I am confident that by remaining focused, our journey towards the renewed Wessanen continues to head in the right direction and will deliver the expected results."

Operation Phoenix and the continued focus on costs

With second quarter savings of EUR 15.7 million, Operation Phoenix is on schedule and will lead to EUR 100 to 115 million in –annualized- savings by the end of the year.

Beyond Operation Phoenix, the company continues to focus on decreasing costs. A number of new initiatives are being developed and are expected to result in a further decrease of 150 positions within Wessanen later this year. Amongst others, the Beckers organization will be further streamlined to reflect its new strategy, reduce complexity and decrease costs. More initiatives are underway, and will be announced at the appropriate time.

Outlook

For the full year 2004, Wessanen continues to expect an EBITAE of at least EUR 70 million, based on current exchange rates. The fourth quarter will be the highest contributor to bridge the present EUR 34 million and our outlook for the year. Net result before exceptional items and goodwill amortization is expected to rise substantially to a level of around EUR 40 million.

Interim Dividend

The interim dividend over the past half year 2004 remains unchanged at EUR 0.15. The dividend for the whole of 2004 is also expected to remain unchanged at EUR 0.58.

General Meeting of Shareholders

Wessanen's Annual General Meeting of Shareholders is scheduled for Friday October 1, 2004. The agenda for the meeting will be published in due course.

ID # 82-1306

Second quarter 2004 group highlights

Second quarter 2004 highlights - North American business

- Q2 2004 EBITAE improved sharply to EUR 4.3 million positive compared to EUR 10.8 million negative in Q2 2003 mainly due to cost reductions.
- US Branded business shows continued improvement with an EBITAE margin of above 12%.
- US Distribution sales were as expected affected by deliberately terminated turnover.
- EBITAE improved remarkable over prior years, slightly impacted by nonrecurring transaction costs

Total North American business

Q2 2004	Q2 2003	*In million euros, unless stated otherwise*	**HY 2004**	HY 2003
321.2	380.3	Net sales	**676.2**	791.0
338.1	380.3	Net sales at constant exchange rates	**744.3**	791.0
4.3	(10.8)	EBITAE	**5.0**	(18.1)
1.3%	(2.8%)	EBITAE margin (as a % of net sales)	**0.7%**	(2.3%)
0.1	(28.1)	Exceptional items	**(3.5)**	(28.1)
3.7	(39.1)	EBIT	**0.4**	(47.0)

North America Branded

Q2 2004	Q2 2003	*In million euros, unless stated otherwise*	**HY 2004**	HY 2003
41.9	46.2	Net sales	**69.0**	77.4
45.0	46.2	Net sales at constant exchange rates	**76.0**	77.4
5.1	4.4	EBITAE	**5.7**	5.1
12.2%	9.5%	EBITAE margin (as a % of net sales)	**8.3%**	6.6%
(0.2)	-	Exceptional items	**(0.3)**	-
4.9	4.5	EBIT	**5.4**	5.1

North America Distribution

Q2 2004	Q2 2003	*In million euros, unless stated otherwise*	**HY 2004**	HY 2003
279.3	334.1	Net sales	**607.2**	713.6
293.0	334.1	Net sales at constant exchange rates	**668.2**	713.6
(0.8)	(15.2)	EBITAE	**(0.7)**	(23.2)
(0.3%)	(4.5%)	EBITAE margin (as a % of net sales)	**(0.1%)**	(3.3%)
0.3	(28.1)	Exceptional items	**(3.2)**	(28.1)
(1.2)	(43.6)	EBIT	**(5.0)**	(52.1)

ID# 82-1306

TOL NA CEO Alec Covington comments on second quarter results

"When I started at Tree of Life in April of this year, my highest priority was to start at the front-end: our customer. Building on the foundation laid by Operation Phoenix ('Build on the Roots'), we launched the national vendor program, developed more efficient processes and sought to reduce inventory. An overriding priority was to improve service levels. I am happy to report that we have now arrived at a service level of around 95%, a strong improvement as compared to the 92% we saw at the beginning of the year.

As a result of our initiatives, our working capital has decreased, partly triggered by the phasing out of unprofitable turnover as well as much tighter inventory control. Following these measures, our customers are showing increased confidence in our company. Furthermore, we are now in a position to implement more fundamental changes, and anticipate achieving a 4% EBITAE margin by 2007.

In the coming quarters, our focus will be on the ongoing implementation of Operation Phoenix initiatives, reengineering customer relationships, further improving category management, and eliminating non-value-added complexity. Though the coming quarter will still show a company in transition, I am pleased with the foundation we have now created and I am confident that we are now ready and able to take the company to the next level."

Progress on various indicators underlines transformation of Distribution business

In the Distribution business the ongoing, step-by-step implementation of Operation Phoenix initiatives and the plan to structurally improve Tree of Life NA's performance ('Build on the Roots') is steadily paying off. Compared to the first quarter of this year, our workforce in the second quarter was further reduced by approximately 100 positions. Working capital decreased substantially due to product rationalization and improved inventory management. EBITAE improved from EUR 15.2 million negative in Q2 2003 to EUR 0.8 million negative in Q2 2004, as a result of an improvement in margins and expenses. TOL NA sales at constant exchange rate were EUR 41.1 million lower than last year. Autonomous growth of 4.7% was mitigated due to the effect of deliberately phasing out of loss-making sales.

Margins at Branded business at benchmark levels

EBITAE in Q2 was at benchmark levels with 12.2% EBITAE margin, driven by portfolio rationalization, Operation Phoenix effects as well as seasonality effects. Sales were down by 9% (3% excluding exchange rate effects), due to deliberately terminated turnover. Sales of our selected key brands grew by 1.2%, indicating that our branded focus is beginning to bear fruits.

ID # 82-1306

Second quarter 2004 highlights: European business

- Strong increase in EBITAE levels versus Q2 2003, reflecting strict cost control
- Sales growth of 2.8%, mainly due to strong sales in private label and acquisition growth in European distribution. Sales in selected brands were stable.
- Beckers sales and EBITAE were disappointing due to difficult out-of-home market.

Total European business

Q2 2004	Q2 2003	*in million euros, unless stated otherwise*	HY 2004	HY 2003
221.3	215.2	Net sales	**442.2**	419.3
219.6	215.2	Net sales at constant exchange rates	**440.4**	419.3
17.8	13.5	EBITAE	**33.4**	24.0
8.0%	6.3%	EBITAE margin (as a % of net sales)	**7.6%**	5.7%
(3.5)	-	Exceptional items	**(19.4)**	-
13.5	12.9	EBIT	**12.4**	22.6

Europe Branded

Q2 2004	Q2 2003	*in million euros, unless stated otherwise*	HY 2004	HY 2003
123.1	125.8	Net sales	**246.6**	249.3
122.7	125.8	Net sales at constant exchange rates	**246.1**	249.3
10.1	9.3	EBITAE	**20.2**	16.6
8.2%	7.4%	EBITAE margin (as a % of net sales)	**8.2%**	6.7%
(4.4)	-	Exceptional items	**(4.6)**	-
5.0	8.8	EBIT	**14.4**	15.5

Europe Distribution

Q2 2004	Q2 2003	*in million euros, unless stated otherwise*	HY 2004	HY 2003
33.3	28.3	Net sales	**69.1**	48.4
32.7	28.3	Net sales at constant exchange rates	**68.5**	48.4
1.4	1.0	EBITAE	**2.7**	1.7
4.3%	3.6%	EBITAE margin (as a % of net sales)	**3.9%**	3.5%
1.1	-	Exceptional items	**(1.6)**	-
2.5	1.0	EBIT	**1.1**	1.7

Europe Private Label

Q2 2004	Q2 2003	*in million euros, unless stated otherwise*	HY 2004	HY 2003
64.9	61.1	Net sales	**126.4**	121.5
64.3	61.1	Net sales at constant exchange rates	**125.7**	121.5
6.3	3.2	EBITAE	**10.5**	5.7
9.8%	5.2%	EBITAE margin (as a % of net sales)	**8.3%**	4.7%
(0.2)	-	Exceptional items	**(13.2)**	-
6.0	3.1	EBIT	**(3.1)**	5.4

ID# 82-1306

Niels Onkenhout, member of the Executive Board, responsible for European activities

"Wessanen is changing fast. Since I started at the company earlier this year, we have set ourselves a number of objectives for our European operations. In the retail segment, we want to strengthen our brands in Health and Premium Taste, increase our speed-to-market and create sourcing scale to lower prices and improve innovation. In the Health food store business, we want to leverage our brands into other countries, develop a more pro-active approach towards trends and attracting new customers, and create sourcing scale.

The existing set-up of our independent businesses does not enable us to achieve these ambitions. That is why we have chosen to adapt our European Governance Model. In our new structure in every country two front offices will be established focusing on the retail segment and the Health food segment. The units will be facilitated by shared back offices. European brand development will be coordinated centrally to ensure synergies and coherence in marketing. With this new structure we ensure local market responsiveness together with a dedicated focus on our core markets.

Our prime focus this first half year was on researching and refining our brand architecture and developing clever, highly effective marketing strategies. This will create the platform for accelerated growth in a challenging European market. Considering the action plans we have made in the first six months of the year, I am satisfied with the speed of the planning as well as the progress towards results."

Bottom-line improvements in branded sales encouraging, increased top-line growth under preparation

EBITAE increased as a result of cost reductions and efficiency improvements as laid out in Operation Phoenix. Next to implementing all these initiatives, the main focus of the companies was to create a base to further build on our main brands as well as to eliminate products within the product portfolio that no longer match the new strategic focus. For example, there is new more compelling advertising behind our Bjorg brand in France and we are preparing a relaunch of the brands Beckers and Zonnatura.

Implementation of these initiatives should bring autonomous growth in the branded business - currently hampered by rationalization of the product portfolio and limited advertising and promotion spending pending the outcome of rebranding initiatives.

In addition, Wessanen has further plans to reduce complexity and costs within Beckers, to counter market pressure the company is facing, mainly in the out-of-home market. This plan entails a reduction in workforce of around 90 positions.

ID# 82-1306

Health food channel solid performer

Distribution activities to the health food stores showed healthy margins (4.3%) and modest sales growth in a flat market. This reflects the strong position of these businesses in their various markets as well as their loyal customer base. Programs to stimulate further development of the specialized stores are being prepared to secure the current consumer base using this channel as well as attracting a new and broader customer base.

Private label performance exceeding expectations

Based on the drastic reorganization that was initiated last year and further boosted by Operation Phoenix initiatives, Wessanen's private label business showed a particularly strong performance during the second quarter. ROS exceeded expectations, improving to 9.8% versus 5.2% in Q2 2003. Sales grew by 6.2%, mainly in the higher value-added segments.

Exceptional items

Total exceptional charges for the European activities amounted to EUR 3.5 million. These costs are caused mainly Operation Phoenix restructuring charges in Distriborg for the consolidation of Distriborg's activities in France.

IFRS

As of calendar year 2005, Royal Wessanen nv will adhere to the International Financial Reporting Standards (IFRS). Reporting according to these standards will commence with the first quarter results of 2005 and the accompanying comparable results of 2004 will be restated.
The main changes to our equity will be a higher provision for pensions mainly offset by the capitalization of some brands that are currently not valued.
A positive impact on the P&L is expected, due to termination of amortization of goodwill.
In order to provide a clear understanding of the consequences of IFRS, an attachment is provided from page 16 onwards of this document, with an overview of the main adaptations and consequences thereof for the opening balance in 2004 and the results of the first half year.

ID#82-1306

Other financial aspects

Impact of 2003 results adjustments on the results of the first quarter of 2004

The adjustments to the 2003 results, as reported on 18 August, 2004, influenced the preliminary first quarter results reported in May. As the exact impact on the profit and loss account of the first quarter is difficult to assess and as the main differences compared with the results reported in the first quarter included both plusses and minuses to net result, it was decided to leave the profit and loss account of the first quarter unchanged and to reflect any differences in the second quarter. This meant that the March balance sheet was adjusted for the same items as the 31 December, 2003, balance sheet. This was applied with one exception, namely the mistake in the classification of checks in transit at TOL NA the end of 2003. This increased the cash flow from operating activities in the first quarter by EUR 4.7 million to EUR 48.7 million. Net debt at the end of March increased from EUR 99.2 million to EUR 109.2 million as a consequence of reclassifications from operating to financial leases in the TOL NA 2003 accounts.

Exceptional items within EBIT

Exceptional items in the second quarter totaled EUR 8.4 million, of which EUR 5.1 million related to Corporate and EUR 3.5 million in our European business. A gain of EUR 2.5 million was reported in the Corporate exceptionals of the first quarter for an unexpected receivable in an Italian dormant subsidiary related to our former Campari participation. Ultimately, during the delayed closing of our 2003 records, it was decided to report this gain in the 2003 results. The reversal of the first quarter gain is therefore included as a second quarter charge. The remaining charges (both in Corporate and in the European business) are related to project Phoenix restructuring.

Financial income and expenses in the second quarter

Positive financial income and expenses in the second quarter are caused by the release to the profit and loss account of a EUR 11.4 million gain on an interest rate swap. Wessanen entered into a USD interest rate risk hedging contract in May 2003, anticipating the renewal of the then existing US private placement expiring in December 2004. This swap was settled in August 2003, resulting in a gain of EUR 11.4 million. In line with the accounting rules applicable for special hedges, this gain remained deferred on the balance sheet.

Following an attractive offer in April 2004 for a three-year EUR 250 million facility made by Rabobank and Fortis Bank, Wessanen decided to repay the private placement before its expiration date, rather than to renew the USD private placement in December 2004. This made the special hedge accounting treatment superfluous. The gain was therefore released to the profit and loss account in the second quarter of 2004.

This gain is classified as an exceptional item within financial income and expenses and is therefore, net of taxes, excluded from net result before amortization of goodwill and exceptional items.

ID# 82-1306

Cash flow and balance sheet

Despite the EUR 30 million outflow of the final dividend in the second quarter, Wessanen's balance sheet position and ratios remained virtually unchanged compared with the end of March. The main contributor was the strong cash flow from operating activities of EUR 31.1 million in the second quarter, on top of the EUR 48.7 million operating cash flow realized in the first quarter. Most of this cash flow is generated by TOL NA as part of their product and customer rationalization program.

The shareholders' equity / total assets ratio improved from 47.4% at the end of March to 48.8% at the end of June. Net debt decreased from EUR 109.2 million at the end of March to EUR 107.9 million at the end of June.

The EBITDAE / interest ratio (excluding the effect of the swap release of EUR 11.4 million) improved to 8.6 in the second quarter, bringing the half year at 7.0, which is more than double the comparable ratio of 2003.

Important dates

September 1, 2004	Ex-dividend share price determined
September 14, 2004	Interim dividend payable
October 1, 2004	General Meeting of Shareholders
November 12, 2004	Publication third quarter results 2004

More information

Press: please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail corporate.communications@wessanen-hq.com.

Investor Relations: please contact André van der Toorn, Head of Investor Relations phone +31 (0)20 547 94 14; e-mail investor.relations@wessanen-hq.com

Read the backgrounds on *Websanen*, Wessanen's quarterly online magazine: www.wessanen.com/websanen

ID# 82-1306

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category and channel management, strong brands, value-added distribution services and transatlantic alliances.

Appendices

- Condensed income statement
- Condensed balance sheet
- Condensed statement of cash-flows
- Financial highlights
- Financial information per share
- Restatement of 2003 operational results by quarter as a consequence of the adjustments to the 2003 results.
- IFRS

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

ID #82-1306

Attachments to Q2 2004 results Wessanen

UNAUDITED

Condensed income statement

in millions euro, unless stated otherwise

	Q2 2004	Q2 2003	HY 2004	HY 2003
Net sales	542.5	595.5	1,118.4	1,210.3
Operating expenses	522.2	594.8	1,084.4	1,208.9
EBITAE	20.3	0.7	34.0	1.4
Amortization of goodwill	(3.1)	(2.6)	(5.7)	(5.2)
Exceptional items	(8.4)	(30.6)	(28.3)	(30.6)
EBIT	8.8	(32.5)	-	(34.4)
Financial income and expenses, net	(3.1)	(3.0)	(6.9)	(5.6)
Exceptional financial income	11.4	-	11.4	-
Income before taxes	17.1	(35.5)	4.5	(40.0)
Income taxes	(5.0)	12.7	(1.4)	15.7
Income from participations and minority interests	(0.3)	0.2	(1.0)	0.3
Net result	11.8	(22.6)	2.1	(24.0)
Net result before exceptional items and amortization of goodwill	13.1	0.2	19.8	1.2

Condensed balance sheet

in millions euro, unless stated otherwise

	June 30, 2004	March 31, 2004[2]	December 31, 2003[2]
Fixed assets	420.0	429.5	434.6
Current assets	625.9	660.5	646.6
	1,045.9	1,090.0	1,081.2
Group equity	519.2	528.5	502.3
Provisions	64.0	53.7	54.4
Long-term liabilities	21.1	23.6	25.1
Current liabilities	441.6	484.2	499.4
	1,045.9	1090.0	1,081.2

[2] revised as a consequence of 2003 adjustments

ID#82-1306

Condensed statement of cash-flows

in millions euro, unless stated otherwise

	Q1 2004	Q1 2003	Q2 2004	Q2 2003	HY 2004	HY 2003
Operating activities						
Net result	(9.7)	(1.4)	11.8	(22.6)	2.1	(24.0)
Depreciation property, plant and equipment	7.3	8.1	7.5	8.0	14.8	16.1
Amortization intangible fixed assets	3.6	2.6	2.1	2.6	5.7	5.2
Impairment fixed assets	8.8	-	(0.7)	13.7	8.1	13.7
Changes in working capital and provisions	38.0	9.9	9.9	(4.4)	47.9	(18.8)
Income from investments in associates and minority interests	0.7	-	0.5	-	1.2	-
Cash flow from operating activities	48.7	(5.1)	31.1	(2.7)	79.8	(7.8)
Investments						
Purchase of property, plant and equipment	(5.7)	(5.2)	(7.3)	(5.4)	(13.0)	(10.6)
Disposal of property, plant and equipment	0.4	0.7	1.6	1.5	2.0	2.2
Financial fixed assets	0.1	1.1	9.2	2.7	9.3	3.8
Intangible fixed assets, excluding goodwill	(0.4)	-	(0.2)	-	(0.6)	-
Purchase price acquisitions	-	(6.0)	-	(9.1)	-	(15.1)
Cash flow from investment activities	(5.6)	(9.4)	3.3	(10.3)	(2.3)	(19.7)
Financing						
Long-term debts	(2.5)	(3.0)	(5.0)	(2.5)	(7.5)	(5.5)
Short-term debts	(47.0)	9.4	(5.7)	23.3	(52.7)	32.7
Dividends	-	-	(29.9)	(30.2)	(29.9)	(30.2)
Sale/purchase of own shares	28.3	-	2.4	-	30.7	-
Cash flow from financing activities	(21.2)	6.4	(38.2)	(9.4)	(59.4)	(3.0)
Increase / decrease in cash	21.9	(8.1)	(3.8)	(22.4)	18.1	(30.5)

ID#82-1306

Attachments to Q2 2004 results Wessanen

Financial highlights

in millions euro, unless stated otherwise

	Q1 2004	Q1 2003	Q2 2004	Q2 2003	HY 2004	HY 2003
EBITAE margin (as a % of sales)	2.4%	0.1%	3.7%	0.1%	3.0%	0.1%
Average capital employed	503.5	556.7	500.2	578.3	502.5	567.7
ROI (% of average capital employed)	10.9%	0.5%	16.3%	0.5%	13.5%	0.5%
Increase economic premium	14.6	(7.1)	21.1	(19.3)	35.7	(25.2)
Average goodwill	508.6	518.0	513.9	520.8	511.2	519.4
ROIC (% of average invested capital)	5.4%	0.3%	8.0%	0.3%	6.7%	0.3%
Shareholders' equity as a % of total assets	47.7%	52.2%	48.8%	50.5%	48.8%	50.5%
EBITDAE/interest cover ratio	5.7	3.4	8.6	2.9	7.0	3.1

Financial information per share

in euros

	Q1 2004	Q1 2003	Q2 2004	Q2 2003	HY 2004	HY 2003
Net result before goodwill amortization and exceptional items	0.10	0.01	0.20	0.01	0.30	0.02
Net result	(0.14)	(0.02)	0.17	(0.32)	0.03	(0.34)
Average number of outstanding shares, excluding treasury stock	66,947,253	70,187,331	66,968,065	70,187,331	66,957,659	70,187,331
Total number of outstanding shares as per June 30, 2004, and June 30, 2003, respectively.	72,588,501	72,588,501	72,588,501	72,588,501	72,588,501	72,588,501

ID #82-1306

Attachments to Q2 2004 results Wessanen

2003 and Q1 2004 operational results by quarter

according to new reporting structure – restated for adjusted 2003 in Q4 2003 results and for reclassification of GFG (Gelderland Frischwaren Gesellschaft) to European Private Label business

in millions euro, unless stated otherwise

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Q1 2004
Royal Wessanen nv						
Net sales	614.8	595.5	597.2	624.3	2,431.8	575.9
Operating expenses	614.1	594.8	593.7	619.3	2,421.9	562.2
EBITAE	0.7	0.7	3.5	5.0	9.9	13.7
Amortization of goodwill	(2.6)	(2.6)	(2.8)	(3.3)	(11.3)	(2.6)
Exceptional items	-	(30.6)	(7.8)	(30.5)	(68.9)	(19.9)
EBIT	(1.9)	(32.5)	(7.1)	(28.8)	(70.3)	(8.8)
Financial income and expenses, net	(2.6)	(3.0)	(1.4)	(2.1)	(9.1)	(3.7)
Exceptional financial income	-	-	-	4.4	4.4	-
Income before taxes	(4.5)	(35.5)	(8.5)	(26.5)	(75.0)	(12.6)
Income taxes	3.0	12.7	3.8	22.3	41.8	3.6
Income from participations and minority interests	0.1	0.2	(0.2)	(0.1)	-	(0.7)
Net result	(1.4)	(22.6)	(4.9)	(4.3)	(33.2)	(9.7)
Net result before goodwill amortization and exceptional items	1.0	0.2	2.1	6.4	9.7	6.7
EBITAE margin (as a % of net sales)	*0.1%*	*0.1%*	*0.6%*	*0.8%*	*0.4%*	*2.4%*

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Q1 2004
Total North American business						
Net sales	410.7	380.3	388.3	403.5	1,582.9	355.0
EBITAE	(7.3)	(10.8)	(6.4)	(9.5)	(34.0)	0.7
EBITAE margin (as a % of net sales)	(1.8%)	(2.8%)	(1.6%)	(2.4%)	(2.1%)	0.2%
Exceptional items	-	(28.1)	0.2	(33.2)	(61.1)	(3.6)
EBIT	(7.9)	(39.1)	(6.6)	(39.4)	(93.0)	(3.3)
North American Branded business						
Net sales	31.2	46.2	41.9	34.0	153.3	27.1
EBITAE	0.7	4.4	3.8	0.7	9.6	0.6
EBITAE margin (as a % of net sales)	2.2%	9.5%	9.1%	2.1%	6.3%	2.2%
Exceptional items	-	-	-	(7.7)	(7.7)	(0.1)
EBIT	0.6	4.5	3.8	(7.0)	1.9	0.5
North American Distribution business						
Net sales	379.5	334.1	346.4	369.9	1,429.6	327.9
EBITAE	(8.0)	(15.2)	(10.2)	(10.2)	(43.6)	0.1
EBITAE margin (as a % of net sales)	(2.1%)	(4.5%)	(2.9%)	(2.8%)	(3.1%)	0.0%
Exceptional items	-	(28.1)	0.2	(25.5)	(53.4)	(3.5)
EBIT	(8.5)	(43.6)	(10.4)	(32.4)	(94.9)	(3.8)

ID# 82-1306

2003 and Q1 2004 operational results by quarter *according to new reporting structure – restated for adjusted 2003 in Q4 2003 results and for reclassification of GFG (Gelderland Frischwaren Gesellschaft) to European Private Label business (continued)*

in millions euro, unless stated otherwise

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Q1 2004
Total European business						
Net sales	204.1	215.2	208.9	220.7	848.9	220.9
EBITAE	10.5	13.5	10.9	17.4	52.3	15.6
EBITAE margin (as a % of net sales)	5.1%	6.3%	5.2%	7.9%	6.2%	7.1%
Exceptional items	-	-	-	(10.8)	(10.8)	(15.9)
EBIT	9.7	12.9	9.9	5.8	38.3	(1.1)
European Branded business						
Net sales	123.6	125.8	116.6	122.2	488.2	123.6
EBITAE	7.3	9.3	7.2	9.6	33.4	10.2
EBITAE margin (as a % of net sales)	5.9%	7.4%	6.2%	7.8%	6.8%	8.3%
Exceptional items	-	-	-	(10.0)	(10.0)	(0.2)
EBIT	6.7	8.8	6.5	(1.0)	21.0	9.4
European Distribution business						
Net sales	20.1	28.3	31.1	34.0	113.6	35.8
EBITAE	0.7	1.0	0.7	1.2	3.6	1.3
EBITAE margin (as a % of net sales)	3.2%	3.6%	2.3%	3.5%	3.1%	3.6%
Exceptional items	-	-	-	-	-	(2.7)
EBIT	0.7	1.0	0.6	1.2	3.5	(1.4)
European Private Label business						
Net sales	60.4	61.1	61.2	64.4	247.1	61.5
EBITAE	2.5	3.2	3.0	6.6	15.3	4.1
EBITAE margin (as a % of net sales)	4.0%	5.2%	5.0%	10.2%	6.2%	6.7%
Exceptional items	-	-	-	(0.8)	(0.8)	(13.0)
EBIT	2.4	3.1	2.8	5.5	13.8	(9.0)

ID #82-1306

APPENDIX: INTERNATIONAL FINANCIAL REPORTING STANDARDS

Beginning with the 2005 financial year, Royal Wessanen will apply the International Financial Reporting Standards (IFRS). The first report to reflect these will cover the first quarter of 2005, with the comparable figures for 2004 being recalculated accordingly. In order to provide insight into the expected consequences of the IFRS, this appendix summarizes the most significant changes and their repercussions for the 2004 opening balance sheet, as well as the results for the first half-year.

Most of the International Financial Reporting Standards have now been finalized, but not all have yet been ratified by the European Commission. There also exist different interpretations of certain rules, as a result of which some of the figures may need to be adjusted. Moreover, no independent audit of these figures has been conducted. For these reasons, our conclusions about the consequences of the IFRS on the balance sheet and income statement must be considered provisional.

Opening balance sheet on January 1, 2004

The transition from the Dutch reporting rules to the IFRS is being conducted in accordance with the instructions contained in IFRS 1. The changes caused by modifications to individual reporting components on January 1, 2004, are being incorporated into shareholders' equity.

Effect of IFRS on the opening balance sheet as of January 1, 2004	
Fixed assets	Modest increased effect
Current assets	Very modest increased effect
Group capital	Modest decreased effect
Long-term liabilities, including provisions	Significant increased effect
Short-term debt	Very modest decreased effect

Very modest	< 1 %
Modest	1 - 5 %
Moderate	5 - 10 %
Significant	10 - 50 %
Very significant	> 50 %

The most significant consequences for each balance sheet item are explained below.

Fixed assets

The rules pertaining to intangible fixed assets prescribe that those acquired in the past must be itemized apart from goodwill if there exists a reliable valuation of the asset at the time of purchase. This has little effect on the fixed assets insofar as the goodwill is still capitalized on the balance sheet. The effect is greater if the goodwill has in the past been written off against shareholders' equity.

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Trademarks acquired prior to 2001, of which reliable valuations exist, have been capitalized subject to deduction of the amortization for previous years. In the past, the goodwill in question was already charged to shareholders' equity.

The change to the treatment of pension obligations (explained in the upcoming section titled "Long-term liabilities, including provisions") results in a deferred tax asset, which has consequences for the financial fixed assets.

Current assets
Under Dutch rules, it was possible, in accordance with the principle of prudence, not to attribute all the indirect costs to inventory on the balance sheet date. The IFRS require that the cost price of inventory be established based on all directly related costs incurred in bringing the stocks to their location and condition on the balance sheet date.

The recalculation in accordance with the new rules will have only a modest upward effect on the valuation of the inventory as of January 1, 2004.

Long-term liabilities, including provisions
In the future, the provisions will be reported as part of long-term liabilities.

Those long-term liabilities will increase to a significant extent as a result of the way in which staff pension arrangements have to be dealt with under the new rules. The IFRS draw a distinction between defined benefits and defined contributions. The latter must be included in the income statement, which represents no change from the old rules. However, the obligations arising out of defined benefits must in the future be included on the balance sheet, subject to deduction of the value of the available investments in funds that are usually administered by third parties. The obligations are equal to the present value of the assigned pension rights, with expected future pension increases in those rights as a result of the inclusion of compensation increases. The most significant change compared with the old accounting rules is that the expected future evolution of pay and investment values must now be taken into account.

The obligations as calculated by independent actuaries as of January 1, 2004, are being corrected in shareholders' equity, subject to deduction of the deferred tax asset with respect to those obligations. As a result, long-term liabilities will increase by just over € 17 million.

Other variations of a relatively modest nature are being caused by discounting long-term liabilities.

Group capital

ID# 82-1306

The negative effects of pension obligations are being partially offset by the positive effect of the revaluation of intangible assets. The other corrections under the IFRS have only a modest impact on shareholders' equity.

First half-year results 2004

The company's results for the first half of 2004 are positively influenced to a significant extent by the omission of the need to systematically amortize goodwill charged to results. Under the IFRS, the goodwill is only to be charged to results if the recoverable amount is lower than its book value.

The table below shows the effects of the IFRS on each item on the income statement.

Effect of the IFRS on the net result in the first half-year	
Net sales	No effect
Operating expenses	Very modest negative effect
EBITAE	Very modest negative effect
Amortization of goodwill	Disappears
Exceptional items	No effect
EBIT	Very significant positive effect
Financial income and expenses, net	Very modest negative effect
Income before taxes	Significant positive effect
Income taxes	Modest positive effect
Income from participations and minority interests	No effect
Net result	Significant positive effect

Very modest	< 1 %
Modest	1 - 5 %
Moderate	5 - 10 %
Significant	10 - 50 %
Very significant	> 50 %

Operating expenses

The operating expenses are affected by the allocation of all directly related costs to inventory, the higher pension costs – which need to be calculated actuarially each year, in advance – and the amortization of intangible fixed assets.

Financial income and expenses

Wessanen has decided to make only very limited use of the option of special hedge accounting. In the future, realized and unrealized results on hedging contracts for commodities and for foreign exchange risks with respect to operational positions will be reported in the income statement, under those items in which the underlying transactions are recorded. So far, this only pertained to realized results and unrealized results were reported in financial income and expenses. As a result

ID # 82-1306

of this, in the future hedges will only affect financial income and expenses if they do not pertain to operational transactions. The effect of this change to net result is nil.

Under the new rules, financial income and expenses for the first half of 2004 will not differ materially from those recorded under the old regulations.

Employee stock options
The IFRS prescribes that the value of employee stock options be determined when they are assigned and be included in the income statement, spread over the period between assignment and the moment at which they become unconditional. These rules apply to options assigned after November 7, 2002, and which have not yet become unconditional on January 1, 2005.

The increase in costs caused by the new rules on employee stock options can be characterized as very modest.

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

Fax message

Company Office of International Corporate Finance
Securities and Exchange Commission

cc

From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 3

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date August 31, 2004

Reference

Subject Wessanen finalizes 2003 accounts and reconfirms 2004 outlook

ID # 82-1306

ID # 82-1306

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, August 31, 2004

Beckers adopts new brand strategy and reduces complexity

Please find attached the press release which was distributed by Beckers Holding B.V. today.

More information
Press: please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail corporate.communications@wessanen-hq.com.

ID # 82-1306

Beckers®

Tilburg, the Netherlands, August 31, 2004

Beckers adopts new brand strategy and reduces complexity

Beckers has decided to adopt a new brand strategy. At its heart is a revised positioning of the Beckers brand, which stands for authentically adventurous, exceptionally delicious, and easy to prepare. With this new strategy, Beckers is emphasizing its unique and distinctive strengths with a view to further reinforcing its market position.

In line with the new strategy, the company is making a number of changes to its organization. The most significant of these are simplification, by reducing the number of different products, and a realignment of the marketing and sales departments in response to the new brand focus. At the same time, the efficiency and quality of Beckers' production organizations will be further streamlined so as to meet the cost pressure in the market.

As a result of these changes, especially the simplification, a number of jobs will disappear. In all, approximately 50 employees in production and 40 employees in offices and services are likely to be lost.

Beckers' management will make every effort, in consultation with the Staff Representative Council, to minimize the social consequences of this realignment.

The employees and representative bodies concerned have already been informed of the measures to be taken.